

December 10, 2012

Via E-mail
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Registration Statement on Form S-1**
> **Filed November 13, 2012**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the sale of 1,600,000 shares of common stock by the selling stockholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates, the relatively short period the selling shareholders have held the shares, the nominal price paid for such shares and the apparent relationship of many of the selling shareholders to the company, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Therefore, please fix the offering price of the securities for the duration of the offering.

2. Please file your legal opinion as soon as possible. We must review it before the registration statement is declared effective, and we may have additional comments.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risks and Uncertainties Facing the Company, page 5

5. We note your disclosure that you would likely require additional financing to expand the company's business. Please quantify the amount of financing the company will need to expand in accordance with your current business plans.

Risk Factors, page 7

6. Please include a risk factor addressing the fact that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

7. Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to a former or current shell company.

8. Please include a risk factor addressing your lack of independent directors.

9. Please revise your risk factor disclosure so that it is specific to your company, your level of operations, your experiences and your industry. Add context to the discussion by providing concrete examples of how the risks apply to you. While we have commented on particular risk factors, below, generally revise your risk factors so that they are not generic to any company or any industry at your level of development.

"A substantial portion of the assets of the Company are pledged…," page 12

10. Please quantify the portion of your assets pledged as collateral under these agreements and address the circumstances in which the lenders may foreclose on the collateral.

<u>"There has been no prior public market for the Company's securities…," page 12</u>

11. You disclose here and elsewhere that the company intends to apply for quotation of its common stock on the OTC Bulletin Board. Please revise this disclosure as there is no business relationship between an issuer and the OTC Bulletin Board and it is a market maker who applies to quote an issuer's securities.

<u>"The time devoted by Company management may not be full-time," page 14</u>

12. Please disclose the amount of time each officer currently contributes to the company.

<u>Plan of Distribution, page 15</u>

13. Please explain your disclosure about the reliance by your officers and directors on Rule 3a4-1 in the context of the current offering. Tell us whether your officers and directors intend to sell shares on behalf of the company or other selling shareholders.

<u>Selling Shareholders, page 16</u>

14. We note your statement that no Selling Shareholder Shares are held by officers, affiliates or directors of the company. However, your selling shareholder table on page 34 indicates that Messrs. Blake, Galpin and Mautz (among other officers and affiliates of the company) are participating in the offering. Please revise.

<u>The Business, page 18</u>

<u>Summary, page 18</u>

15. Please revise your disclosure to indicate the portion of your historic revenues attributable to each product and service offering (including, but not limited to recruiting, human resources services, worker's compensation services and risk management services). We note, for example, your disclosure on page 18 that clients receive your risk management services at no cost. Separately, you should clearly identify future or planned product and service offerings and provide the status of development of such offerings. We note, for example, your reference on page 29 to starting an accounts receivable factoring business.

<u>The Business: Staffing, page 18</u>

16. Please revise to clearly disclose if you consider your combined organization after the mergers completed on November 13, 2012 as: 1) a temporary staffing services company; 2) a Professional Employer Organization; or 3) as a placement agency.

Trends in the Staffing Business, page 20
The Market, page 20

17. Please focus the discussion of the staffing market to information that reflects your current operations and market. For example, it appears that you are largely operating in Calfornia and Nevada. Therefore, please disclose the current geographic reach of your operations and discuss market conditions and trends in California and Nevada.

18. Please discuss the federal and state laws and regulations that apply to your operations and your compliance with those laws and regulations.

The Company's Presence in the Market, page 21

19. Please provide your competitive position within your marketplace. Refer to Item 101(h)(4)(iv) of Regulation S-K.

20. Please clarify how you calculate your fill and retention rate and how that rate "translates into orders filled on time with low incidents of turnover."

21. We note your disclosure that you maintain a ready pool of candidates to meet clients' "asap orders." Please disclose the size of this pool of candidates.

Services, page 21

22. Please provide support for your assertions that you provide businesses with a "high-caliber" employee.

23. Please revise your disclosure to address whether there are any conditions or limitations on the "guarantee" you provide to your clients. Your revised disclosure should also indicate the number of refunds you have paid clients in the last fiscal year.

Risk Management Program, page 22

24. Please provide the basis for your assertion that your risk management and safety program is "industry-leading."

Pricing, page 22

25. We note your statement that your pricing is dependent on several variables and that you typically charge clients by marking up the pay of employees or "through other bill rates." Please expand your disclosure to more clearly address the manner in which you charge for your services. For example, clarify the types of "other bill rates" you charge.

Strategic Partners and Supplies, page 23

26. We note your statement that you believe that strategic partnerships will be a "major component" of your operating strategy. Please clarify the nature of these anticipated strategic partnerships, including the type of individual or entity with whom you would enter into these agreements, and how they would be used in your operations.

Revenues, page 24

27. Please balance the disclosure of your revenues with disclosure of your net losses.

Factoring Facilities, page 25

28. Please disclose the material terms of these facilities and identify the portion of your assets pledged as collateral under them.

Management's Discussion and Analysis of Financial Condition…, page 28

29. We refer to your discussion of the mergers completed between First Rate Staffing Corporation, First Rate Staffing, LLC, and First Rate Staffing, Inc. You state that the mergers took place separately, but were concurrently completed on November 13, 2012. Please tell us how you intend to account for the mergers between the companies.

30. We note your statement that if you are not able to successfully raise money as needed through a private placement or other securities offering, your ability to expand and implement your longer term business plan will be "severely jeopardized." Please expand your disclosure to quantify the funding needed to expand and implement your business plan and strategy and clarify your reference to "longer term." We note your statement on page 29 of your plan to raise between $2 million to $4 million in the "near future."

31. Please revise your Management's Discussion and Analysis to prominently state that your independent auditors have expressed substantial doubt as to your ability to continue as a going concern and explain what that means.

Capital Resources, page 29

32. We note your statement that you intend to fund your own accounts receivable factoring company and operate your own worker's compensation captive unit. Please expand your disclosure here as well as in your business section to address when you anticipate expanding your operations to include these services and clarify how they would impact your current business operations. Identify any material costs or regulatory obligations you would incur as a result of operating an accounts receivable factoring company or worker's compensation captive unit.

33. Please provide a discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350. Your revised disclosure should address and quantify, if possible, your anticipated "significant budget" for marketing activities, as referenced on page 23 as well the expenses associated with being a public company, as discussed on page 7.

34. Please discuss the extent to which you have relied on financing from related parties.

Discussion of Six Months ended June 30, 2012 for First Rate California, page 29
Discussion of Six Months ended June 30, 2012 for First Rate Nevada, page 30
Discussion of Year ended December 31, 2011 for First Rate California, page 30
Discussion of Year ended December 31, 2011 for First Rate Nevada, page 30

35. Disclose the primary reasons for changes in your results of operations in the periods presented. For each period presented, revise to: (1) clearly disclose and quantify each material factor that contributed to changes in revenues and operating losses; (2) provide insight into the underlying business drivers or conditions that contributed to these changes; and (3) describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. Please refer to Item 303 of Regulation S-K. For example, we note that both First Rate California and First Rate Nevada generated more revenues during the six months ended June 30, 2012 as compared with the six months ended June 30, 2011; however, each entity posted an operating loss during the six months ended June 30, 2012 as compared with an operating profit during the six months ended June 30, 2011.

Management, page 30

36. With respect to each director and executive officer, identify the name and principal business of each company or organization in which such person has been employed for the last five years. In addition, for each director, include a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 33

37. Please identify the affiliate company to which First Rate California and First Rate Nevada make advances to and receive payments from. Discuss the materials terms of and reasons for these advances and payments. Disclose whether the company intends to continue this arrangement.

Financial Statements, page 37

38. Please update your financial statements and related disclosures as of September 30, 2012.

39. Please include pro forma financial information reflecting the effects of the mergers completed on November 13, 2012. The pro forma information should also reflect income tax expense on a pro forma basis. Please refer to the provisions of Rule 8-05 of Regulation S-X.

Recent Sales of Unregistered Securities, page 38

40. Please revise to specify the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and briefly identify the facts relied upon to make the exemption available as well as the business purpose for each transaction identified herein. See Item 701 of Regulation S-K.

Exhibits, page 39

41. Please file all material contracts as exhibits to your registration statement including, for example, your credit agreement, factoring agreements, employment agreements and any contracts with material customers and suppliers. See Item 601(b)(10) of Regulation S-K.

Exhibit 23.1

42. Please revise to file the consent of Anton & Chia for the inclusion in this Registration Statement on Form S-1 of their report dated March 28, 2012, relating to their audits of the balance sheets as of December 31, 2011, and the related statements of operations, stockholders' equity and cash flows for the period from April 20, 2011 (inception) through December 31, 2011 for Moosewood Acquisition Corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tony Patel, Esq.
        Lee Cassidy, Esq.